SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                    XOMA Ltd.
                          (Formerly XOMA Arizona, Inc.)
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

            Bermuda                                       94-2756657
-------------------------------------------------------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

2910 Seventh Street
Berkeley, CA                                                 94710
-------------------------------------------------------------------------------
(Address of principal executive offices)                   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class             Name of each exchange on which
  to be so registered             each class is to be registered
  -------------------             ------------------------------

  None                            None

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ x ]

     Securities Act registration statement file number to which this form relates:

     333-68045 (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Shares
                        Preference Share Purchase Rights
-------------------------------------------------------------------------------
                                (Title of class)

Item 1. Description of Registrant's Securities to Be Registered.

     This Form 8-A relates to the common shares and preference share purchase rights of XOMA Ltd., a Bermuda company, the surviving entity upon consummation of a corporate reorganization whereby XOMA Corporation changed its domicile from Delaware to Bermuda.

COMMON SHARES

General

     The Memorandum of Continuance (the "Memorandum of Continuance") and the Bye-Laws (the "Bye-Laws") of XOMA Ltd. (the "Company") provide that the authorized common share capital of the Company is limited to 70,000,000 Common Shares, par value U.S. $.0005 per share (the "Common Shares").

Voting

     The holders of Common Shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of Common Shares, voting together as a single class (together with the Series A Preference Shares, if any), except as provided by law.

Dividends

     Holders of Common Shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by the Board of Directors, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars. The Company currently does not intend to pay dividends and intends to retain any earnings for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on the Common Shares is necessarily dependent upon its earnings and financial needs of the Company, along with applicable legal and contractual restrictions.

Liquidation

     On a liquidation of the Company, holders of Common Shares will be entitled to receive any assets remaining after the payment of the Company's debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

     The Common Shares are not subject to redemption either by the Company or the holder thereof.

Variation Of Rights

     Under the Bye-Laws, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class either in writing or with the sanction of a resolution passed at a separate general meeting.

PREFERENCE SHARE PURCHASE RIGHTS

     The Board of Directors of the Company has adopted an Amended and Restated Shareholder Rights Agreement (the "New Rights Agreement"), which is substantially identical to the Company's previous Stockholder Rights Agreement except that the New Rights Agreement is governed by Bermuda law (other than the rights, duties and obligations of the Rights Agent, which are governed by New York law).

     Pursuant to the New Rights Agreement, the Company issued one Preference Share Purchase Right (a "Right") for each outstanding Common Share. Each Right entitles the holder to purchase from the Company a unit consisting of one one-hundredth (a "Unit") of a Series A Preference Share at a cash exercise price of $30.00 per Unit, subject to adjustment.

     The Rights are attached to all outstanding Common Shares. The Rights will separate from the Common Shares and will be distributed to holders of Common Shares upon the earliest of (i) ten business days after the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the Common Shares then outstanding (the date of said announcement being referred to as the "Share Acquisition Date"), (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group of persons becoming an Acquiring Person or (iii) the declaration by the Board of Directors that any person is an "Adverse Person" (the earliest of such dates, the "Distribution Date").

     The Board of Directors may generally declare a person to be an Adverse Person after a declaration that such person has become the beneficial owner of 10% or more of the outstanding Common Shares and a determination that (a) such beneficial ownership by such person is intended to cause or is reasonably likely to cause the Company to repurchase the Common Shares owned by such Person or to cause the Company to enter into other transactions not in the best long-term interests of the Company or (b) such beneficial ownership is reasonably likely to cause a material adverse impact on the business or prospects of the Company. The Rights are not exercisable until the Distribution Date and will expire on December 31, 2002, unless previously redeemed or exchanged by the Company.

     In the event that a person becomes an Acquiring Person or the Board of Directors determines that a person is an Adverse Person, each holder of a Right will thereafter have the right (a "Subscription Right") to receive upon exercise that number of Units of Series A Preference Shares having a market value of two times the exercise price of the Rights. In the event that, at any time following the Share Acquisition Date, (i) the Company consolidates with, or merges or amalgamates with and into, any person, and the Company is not the surviving corporation;
(ii) any person consolidates or amalgamates with the Company, or merges or amalgamates with and into the Company and the Company is the continuing or surviving corporation of such transaction and, in connection with such transaction, all or part of the Common Shares are changed into or exchanged for other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets are sold or otherwise transferred, provision shall be made so that each holder of a Right shall thereafter have the right (a "Merger Right") to receive, upon exercise, common shares of the acquiring company having a market value equal to two times the exercise price of the Rights. Rights that are beneficially owned by an Acquiring or Adverse Person may, under certain circumstances, become null and void.

     At any time after a person becomes an Acquiring Person or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may exchange all or any part of the then outstanding and exercisable Rights for Common Shares or Units of Series A Preference Shares at an exchange ratio of one Common Share or one Unit of Series A Preference Shares per Right. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Shares then outstanding.

     The Rights may be redeemed in whole, but not in part, at a price of U.S. $.001 per Right by the Board of Directors at any time prior to the date on which a person is declared to be an Adverse Person, the tenth business day after the Share Acquisition Date, the occurrence of an event giving rise to the Merger Right or the expiration date of the New Rights Agreement.

THE SERIES A PREFERENCE SHARES

     There are no Series A Preference Shares outstanding. Pursuant to the rights of the Series A Preference Shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior, the holders of Series A Preference Shares are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (a "Dividend Payment Date"), commencing on the first Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preference Shares, in an amount per share equal to the greater of (a) U.S. $1.00 or (b) 100 times the aggregate per share amount of all cash dividends, plus 100 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in Common Shares, declared on the Common Shares since the immediately preceding Dividend Payment Date, or, with respect to the first Dividend Payment Date, since the first issuance of Series A Preference Shares.

     In addition to any other voting rights required by law, holders of Series A Preference Shares shall have the right to vote on all matters submitted to a vote of shareholders of the Company with each Series A Preference Share entitled to 100 votes. Except as otherwise provided by law, holders of Series A Preference Shares and holders of Common Shares shall vote together as one class on all matters submitted to a vote of shareholders of the Company.

     Unless otherwise provided in the rights attaching to a subsequently designated series of preference shares of the Company, the Series A Preference Shares shall rank junior to any other series of preference shares as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the Common Shares. Upon any liquidation, dissolution or winding-up of the Company, no distributions shall be made to holders of shares of stock ranking junior to the Series A Preference Shares unless, prior thereto, the holders of Series A Preference Shares shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) U.S. $100.00 per share or (2) an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of Common Shares or to the holders of stock ranking on parity with the Series A Preference Shares, except distributions made ratably on the Series A Preference Shares and all other such parity stock in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

     If the Company shall enter into any consolidation, amalgamation, merger, combination or other transaction in which Common Shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A Preference Shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 100 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each Common Share is changed or exchanged.

     The Series A Preference Shares shall not be redeemable.

     Copies of the Memorandum of Continuance, the Bye-Laws, the New Rights Agreement and the resolutions regarding preferences and rights of the Series A Preference Shares are filed herewith as exhibits. The foregoing descriptions of the Common Shares, the Rights and the Series A Preference Shares do not purport to be complete and are qualified in their entirety by reference to such exhibits, which are hereby incorporated herein by reference.

Item 2. Exhibits

     3.1  Memorandum of Continuance of XOMA Ltd.

     3.2  Bye-Laws of XOMA Ltd.

     4.1 Amended and Restated Shareholder Rights Agreement, dated as of October 27, 1993 and amended and restated as of December 31, 1998, between XOMA Corporation (to be renamed XOMA Ltd.) and ChaseMellon Shareholder Services, L.L.C. (successor to First Interstate Bank of California), as Rights Agent.

     4.2 Resolutions Regarding Preferences and Rights of Series A Preference Shares.

                                    SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    XOMA Ltd.




Date:  May 21, 1999                 By:/s/ Christopher J. Margolin
                                       ------------------------------------
                                       Name:   Christopher J. Margolin
                                       Title:  Vice President, General
                                               Counsel and Secretary

                                  EXHIBIT INDEX


   Number              Description

     3.1 Memorandum of Continuance of XOMA Ltd. (incorporated herein by reference to Exhibit 3.4 to XOMA Arizona, Inc.'s Registration Statement on Form S-4 (File No. 333- 68045)).

     3.2 Bye-Laws of XOMA Ltd. (incorporated herein by reference to Exhibit 3.5 to XOMA Arizona, Inc.'s Registration Statement on Form S-4 (File No. 333-68045)).

     4.1 Amended and Restated Shareholder Rights Agreement, dated as of October 27, 1993 and amended and restated as of December 31, 1998, between XOMA Corporation (to be renamed XOMA Ltd.). and ChaseMellon Shareholder Services, L.L.C. (successor to First Interstate Bank of California), as Rights Agent.

     4.2 Resolutions Regarding Preferences and Rights of Series A Preference Shares (included as Exhibit A to Exhibit 4.1 above).